EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

U.S. ENERGY SYSTEMS, INC.

U.S. Energy Systems, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. The name of the Corporation is U.S. Energy Systems, Inc.

2. The Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “certificate of incorporation”), is hereby amended by striking out the first paragraph of Article 4 thereof and by substituting in lieu of said paragraph the following new paragraph:

“The total number of shares of stock which the Corporation shall have authority to issue is Seventy Five Million (75,000,000) shares of Common Stock and the par value of each such share is One Cent ($0.01); and Ten Million (10,000,000) shares of Preferred Stock and the par value of each such share is One Cent ($0.01). The Board of Directors shall determine, at its discretion, all rights and privileges to be attached to such Preferred Stock.”

3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Executed on this 28th day of November 2006.

By:	/s/ Richard J. Augustine
Name: Richard J. Augustine
Title: Secretary